Exhibit 99.3
CHINA FINANCE ONLINE CO. LIMITED
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
CHINA FINANCE ONLINE CO. LIMITED
Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

Ordinary Resolutions
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Resolution 1(i)	☐	☐	☐	Resolution 3	☐	☐	☐

Resolution 1(ii)	☐	☐	☐	Resolution 4	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐

	Mark box at right if you wish to give a discretionary proxy to a member or members designated by the Company.	☐

Address Change ☐ Mark box and indicate changes/comments below:	PLEASE NOTE: Marking this box voids any other instructions marked above.

	Sign below:	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS
1(i).	To re-elect Hugo Shong as director.

1(ii).	To re-elect Ling Wang as director.
2.
To approve the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2010 and to authorize the board of directors to determine their remuneration.

3.
To consider and approve the audited consolidated financial statements for the fiscal year ending on or as of December 31, 2008 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

5.
To approve the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan (the “2004 Plan”) by 3,000,000 ordinary shares, representing 2.73% of the outstanding ordinary shares of the Company as of December 31, 2008.

China Finance Online Co. Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the offices of the Company, located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100140 China, on Tuesday, June 30, 2009, at 10:00 a.m., for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolutions proposed, or any of them, at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 26, 2009. Only the registered holders of record at the close of business on May 29, 2009, are entitled to execute the attached Voting Instruction Card.
The signatory, a holder of record as of the close of business on May 29, 2009 of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 12:00 p.m., June 26, 2009 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao CEO of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., June 26, 2009.
Our annual report on Form 20-F containing consolidated financial statements as of and for the fiscal year ending December 31, 2008, and the Notice of the Meeting and proxy statement can be accessed through our website at
http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual and
http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-agm respectively or through the SEC’s website at www.sec.gov.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.